SAYID AND ASSOCIATES LLP

Attorneys and Counselors at Law
408 West 57th Street, Suite 8E
NEW YORK, NY 10019
TEL: (212) 262-1166
FAX: (212) 247-7535
E-MAIL: SAYIDLAW@AOL.COM

May 21, 2009

Edwin S. Kim, Esq.
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Inicia Incorporated ("Inicia" or the "Company")
       Form 1-A Amendment No. 6
       Filed on May 19, 2009
       File No. 24-10228

Dear Mr. Kim:

As you know this Law Firm represents the above referenced Company.

Pursuant to our telephone conversation, this letter withdraws the request to have the SEC recommend acceleration of the qualification date of the Offering Statement.

Thank you for your consideration.

If you have any questions, please feel free to contact the undersigned.

Very truly yours,



M. David Sayid
Sayid and Associates LLP